SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.

Interim Financial Statements for the
Nine-month Period Ended September 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS'S REVIEW REPORT

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.
Brasília - DF

1.         We have conducted a special review of the interim financial statements of Tele Centro Oeste Celular Participações S.A. and subsidiaries for the nine-month period ended September 30, 2004, prepared under the responsibility of the Company's management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of income and the performance reports.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of June 30, 2004 and the individual and consolidated statements of income for the nine-month period ended September 30, 2003, presented for comparative purposes, and our review reports thereon, dated July 21, 2004 and October 21, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements are an adaptation and a translation of the interim financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	09/30/04 (Unaudited)	06/30/04 (Unaudited)	09/30/04 (Unaudited)	06/30/04 (Unaudited)

CURRENT ASSETS
Cash and cash equivalents	124,694	96,651	1,041,955	1,005,629
Trade accounts receivable, net	100,826	101,293	429,986	441,553
Related-party credits	105,729	104,044	-	-
Inventories	26,832	39,864	113,776	131,670
Deferred and recoverable taxes	80,846	80,024	243,887	246,317
Derivatives	-	135	-	268
Prepaid expenses	6,977	4,326	24,677	20,019
Other current assets	8,911	7,613	25,076	44,860
Total current assets	454,815	433,950	1,879,357	1,890,316

NONCURRENT ASSETS
Related-party credits	24,061	36,737	-	-
Deferred and recoverable taxes	202,660	210,148	449,871	467,312
Derivatives	-	279	-	585
Prepaid expenses	1,177	1,191	9,597	7,727
Other noncurrent assets	27,539	27,023	30,057	28,751
Total noncurrent assets	255,437	275,378	489,525	504,375

PERMANENT ASSETS
Investments	1,894,508	1,776,751	3,416	3,807
Property, plant and equipment, net	255,606	236,884	1,029,263	942,724
Deferred assets, net	-	-	23,656	24,640
Total permanent assets	2,150,114	2,013,635	1,056,335	971,171

TOTAL ASSETS	2,860,366	2,722,963	3,425,217	3,365,862

The accompanying notes are an integral part of these interim financial statements.

 TELE CENTRO OESTE CELULAR PARTICIPAÇÕ;ES S.A

.BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	09/30/04 (Unaudited)	06/30/04 (Unaudited)	09/30/04 (Unaudited)	06/30/04 (Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	10,076	9,327	21,737	18,591
Trade accounts payable	66,775	77,255	294,977	368,704
Taxes payable	18,031	18,831	85,265	102,125
Loans and financing	27,803	28,875	106,969	109,597
Dividends and interest on shareholders' equity	126,094	125,959	132,529	132,403
Reserve for contingencies	800	345	4,684	2,434
Derivatives	4,095	1,744	9,726	3,428
Other liabilities	9,206	7,649	23,689	20,451
Total current liabilities	262,880	269,985	679,596	757,733

LONG-TERM LIABILITIES
Loans and financing	28,065	31,574	164,624	182,111
Reserve for contingencies	119,405	114,707	126,040	117,554
Derivatives	3,537	1,342	7,349	1,980
Pension plan reserve	1,681	1,681	2,810	2,810
Other liabilities	548	548	548	548
Total long-term liabilities	153,236	149,852	301,371	305,003

SHAREHOLDERS' EQUITY
Capital stock	792,966	792,966	792,966	792,966
Treasury shares	(49,109)	(49,162)	(49,109)	(49,162)
Capital reserve	574,923	574,813	574,923	574,813
Income reserve	480,234	480,234	480,234	480,234
Retained earnings	645,110	504,149	645,110	504,149
Total shareholders' equity	2,444,124	2,303,000	2,444,124	2,303,000

FUNDS FOR CAPITALIZATION	126	126	126	126

SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	2,444,250	2,303,126	2,444,250	2,303,126

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	2,860,366	2,722,963	3,425,217	3,365,862

The accompanying notes are an integral part of these interim financial statements.

 TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais R$, except per share amounts)

	Company		Consolidated
	09/30/04 (Unaudited)	09/30/03 (Unaudited)	09/30/04 (Unaudited)	09/30/03 (Unaudited)

GROSS OPERATING REVENUE
Telecommunications services	421,803	398,085	1,799,197	1,546,065
Products sales	70,366	49,618	330,508	240,678
Deductions	(111,577)	(89,150)	(528,162)	(380,356)

NET OPERATING REVENUE	380,592	358,553	1,601,543	1,406,387
Cost of services provided	(64,134)	(103,428)	(265,837)	(392,310)
Cost of goods sold	(84,143)	(57,278)	(360,022)	(245,592)

GROSS PROFIT	232,315	197,847	975,684	768,485

OPERATING INCOME (EXPENSES)
Selling expenses	(94,518)	(43,371)	(331,265)	(206,233)
General and administrative expenses	(45,805)	(78,828)	(110,617)	(139,351)
Other net operating expenses	(12,329)	(11,349)	(38,168)	(28,776)
Other net operating income	43,154	38,279	38,706	25,773
Equity in earnings	299,695	259,367	-	-

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	422,512	361,945	534,340	419,898
Financial expenses	(25,304)	(94,101)	(64,183)	(144,962)
Financial income	15,613	95,797	115,027	239,501

INCOME FROM OPERATIONS	412,821	363,641	585,184	514,437
Nonoperating income (expenses), net	166	(543)	(2,074)	(2,810)

INCOME BEFORE TAXES	412,987	363,098	583,110	511,627
Income and social contribution taxes	(35,527)	(36,798)	(202,439)	(179,331)
Minority	-	-	(3,211)	(5,996)

NET INCOME	377,460	326,300	377,460	326,300

Shares outstanding at September 30 (thousands)	379,200,036	379,200,036

Income per thousand shares outstanding at the balance sheet date (Brazilian reais)	1.00	0.86

The accompanying notes are an integral part of these interim financial statements.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.NOTES TO THE INTERIM FINANCIAL STATEMENTSFOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.  OPERATIONS

Tele Centro Oeste Celular Participações S.A. ("TCO" or "Company") is a publicly-traded company, which, as of September 30, 2004, is owned by Telesp Celular Participações S.A. - "TCP" (86.19% of voting capital and 28.86% of total capital).

The Company is the controlling shareholder of Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT").

The Company provides, through authorizations, mobile telephone services, including necessary or useful activities to provide its services, operating in the Federal District area, with authorization until July 24, 2006. Company subsidiaries also provide mobile telephone services as follows:

Subsidiary	Interest - %	Operation area	Authorization period

Telegoiás	100.00	Góias and Tocantins	10/29/2008
Telemat	100.00	Mato Grosso	03/30/2009
Telems	100.00	Mato Grosso do Sul	09/28/2009
Teleron	100.00	Rondônia	07/21/2009
Teleacre	100.00	Acre	07/15/2009
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/2013

These authorizations are renewable once for a period of 15 years, through payment of charges equivalent to 1% of the operator's annual income.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code ("CSP") on national ("VC2" and "VC3") and international long-distance calls, in accordance with the Personal Mobile Service ("SMP") rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection fees for the use of their networks on these calls.

Telecommunication services provided by the Company and its subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunication Agency ("ANATEL"), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements include balances and transactions of the Company and its subsidiaries. In consolidation all intercompany balances and transactions have been eliminated.

The interim financial statements as of June 30, 2004 and September 30, 2003 have been reclassified for comparability purposes.

3. PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements ("ITRs") have been prepared in accordance with practices adopted in Brazil and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements, except for adequacy of criteria adopted by TCP regarding subvention of handsets, accounting appropriation of FISTEL charges (TFI e TFF) and useful lifetime of terminals, have been prepared in accordance with principles, practices applied consistently with those used to prepare the financial statements presented at the last year-end and should be analyzed together with those financial statements.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Cash and banks	12,469	15,472	25,544	29,871
Temporary cash investments	112,225	81,179	1,016,411	975,758
Total	124,694	96,651	1,041,955	1,005,629

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5.  TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Unbilled amounts from services rendered	21,290	21,481	72,290	71,453
Billed amounts	44,716	49,914	175,307	190,798
Interconnection	29,268	21,991	132,856	126,064
Goods sold	13,862	15,856	83,631	87,140
Allowance for doubtful accounts	(8,310)	(7,949)	(34,098)	(33,902)
Total	100,826	101,293	429,986	441,553

Changes in allowance for doubtful accounts were as follows:

	Company		Consolidated
	2004	2003	2004	2003

Beginning balance	8,425	4,734	33,828	26,595
Additions in the first quarter	3,189	2,021	16,737	9,510
Write-offs in the first quarter	(3,339)	(1,583)	(13,726)	(7,763)
Balance as of March 31	8,275	5,172	36,839	28,342

Additions in the second quarter	2,451	3,139	9,383	14,948
Write-offs in the second quarter	(2,777)	(1,880)	(12,320)	(10,642)
Balance as of June 30	7,949	6,431	33,902	32,648

Additions in the third quarter	5,924	3,247	23,044	13,888
Write-offs in the third quarter	(5,563)	(2,410)	(22,848)	(12,113)
Balance as of September 30	8,310	7,268	34,098	34,423

6.  INVENTORIES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Digital handsets	28,181	39,841	104,178	123,574
Other	580	1,679	17,079	15,340
(-) Allowance for obsolescence	(1,929)	(1,656)	(7,481)	(7,244)
Total	26,832	39,864	113,776	131,670

7.  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Prepaid income and social contribution taxes	6,181	1,891	6,673	5,366
Withholding income tax	7,830	6,873	47,756	39,596
Recoverable ICMS (state VAT)	15,326	13,862	73,363	67,424
Recoverable PIS, COFINS and other	3,381	4,739	12,776	13,593
Total recoverable taxes	32,718	27,365	140,568	125,979

ICMS (state VAT) on sales	660	73	6,241	5,189
Deferred income and social contribution taxes	250,128	262,734	546,949	582,461
Total	283,506	290,172	693,758	713,629

Current	80,846	80,024	243,887	246,317
Long term	202,660	210,148	449,871	467,312

The main components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Merged tax credit (corporate restructuring)	211,134	223,950	482,387	513,514
Reserve:
Provision for obsolescence	656	563	2,544	2,462
Provision for contingencies	29,384	27,631	32,960	29,309
Allowance for doubtful accounts	2,826	2,703	11,593	11,527
Suppliers	4,888	4,806	16,790	20,390
Other	1,240	3,081	675	5,259
Total deferred taxes	250,128	262,734	546,949	582,461

Current	55,931	60,331	139,629	154,533
Long term	194,197	202,403	407,320	427,928

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Merged tax credit: consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 30) and is realized proportionally to the amortization of the goodwill at TCO and its subsidiaries, which will occur on June 30, 2009.

b) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by Company's Board of Directors and Fiscal Council, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371/02. Realization of the tax credits is estimated as follows:

	09/30/04
Year	Company	Consolidated

2004 (4 th quarter)	12,815	31,039
2005	47,729	113,805
2006	44,903	102,212
2007	44,903	102,212
2008 (and thereafter)	99,778	197,681
Total	250,128	546,949

The CVM Resolution No. 371/02 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The subsidiary TCO IP S.A. ("TCO IP") did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.  PREPAID EXPENSES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Installation inspection tax (TFI)	3,349	2,869	25,605	18,309
Financial charges	471	471	1,036	1,036
Insurance premiums	129	170	462	617
Advertising material to be distributed	3,424	1,418	4,671	6,223
Other	781	589	2,500	1,561
Total	8,154	5,517	34,274	27,746

Current	6,977	4,326	24,677	20,019
Long term	1,177	1,191	9,597	7,727

9.  OTHER ASSETS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Escrow deposits	12,395	12,397	14,117	14,101
Advances for share acquisitions	14,977	14,387	14,977	14,387
Advances to employees	1,076	1,689	2,310	3,147
Advances to suppliers	1,233	1,450	7,287	22,375
Credits with related party	216	512	351	685
Sales subsidies	2,851	2,802	10,195	9,858
Other assets	3,702	1,399	5,896	9,058
Total	36,450	34,636	55,133	73,611

Current	8,911	7,613	25,076	44,860
Long term	27,539	27,023	30,057	28,751

10.  INVESTMENTS

a) Investments in subsidiaries

Subsidiary	Total interest - %	Total in shares (thousands)	Shareholders' equity at 09/30/04	Shareholders' equity at 06/30/04	Net income (loss) for the period ended 09/30/04	Net income (loss) for the period ended 09/30/03

Telegoiás	100.00	6,735	609,749	682,833	120,919	105,465
Telemat	100.00	711	358,451	418,517	77,163	61,821
Telems	100.00	1,266	274,669	309,644	56,451	44,443
Teleron	100.00	727	83,071	102,311	14,777	17,216
Teleacre	100.00	1,987	44,955	52,501	8,228	8,468
NBT	100.00	72,000	225,091	213,532	27,816	31,721
TCO IP (*)	99.99	999	(7,368)	(6,735)	(2,449)	(3,771)

(*) TCO IP provided telecommunication services, internet access, solutions development and other. On August 16, 2004, through ANATEL Act No. 45,941, extinguished its authorization for multimedia communication services. Such extinction does not discharge TCO IP from its liabilities with third parties.

b) Components and changes

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Investment in subsidiaries	1,595,986	1,477,206	-	-
Goodwill paid on investment acquisition, net	21,092	21,482	5,507	5,898
Goodwill transfer to subsidiaries in the corporate restructuring	286,548	286,548	-	-
Negative goodwill on acquisition of interest in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Advances for future capital increase - TCO IP	510	510	-	-
Reserve for investment losses - TCO IP	(7,368)	(6,735)	-	-
Other investments	22	22	191	191
Investment balance	1,894.508	1,776.751	3,416	3,807

Changes in Company investments, for the three-month periods ended at September 30 and June 30, 2004, are as follows:

	09/30/04	06/30/04

Beginning balance of investments, net of reserve for losses	1,776,751	1,360,616
Equity in earnings	118,781	101,883
TCO interest share increase of 100% on subsidiaries	-	28,554
Goodwill paid on investment acquisitions	-	(431)
Goodwill transfer to subsidiaries in the corporate restructuring	-	286,548
Reserve for investment losses	(634)	(913)
Investments in subsidiaries	-	180
Expired dividends and interest on capital (subsidiary)	-	705
Amortization of goodwill on investment acquisition	(390)	(391)
Ending balance of investment, net of reserve for loss	1,894,508	1,776,751

Goodwill and negative goodwill in the amount of R$3,225 refer to the following:

NBT

a)  Acquisition of 45% equity interest in NBT from Inepar S.A. ("Inepar") in May 1999, and capital increase in June 2000 by the Company, in the amount of R$6,054.

b)  Accumulated amortization amounted to R$2,506.

c)  Negative goodwill on purchase of 1.67% of NBT equity holding at Inepar, in June 2003, in the amount of R$2,282.

Telegoiás

a)  Acquisition of Telegoiás in the market in November 2001, in the amount of R$4,774.

b)  Accumulated amortization amounted to R$2,815.

The goodwill related to NBT and Telegoiás is being amortized over are ten and five-year periods, respectively.

11. PROPERTY, PLANT AND EQUIPMENT

		Company
	Annual	09/30/04			06/30/04
	depreciation rate - %	Cost	Accumulated depreciation	Net	Net

Transmission equipment	14.29	321,980	(230,389)	91,591	93,032
Switching equipment	10	92,585	(41,143)	51,442	47,792
Infrastructure	5 to 10	70,954	(45,553)	25,401	26,008
Land	-	2,185	-	2,185	2,185
Software use rights	20	56,378	(30,239)	26,139	24,022
Buildings	4	12,390	(6,113)	6,277	6,233
Terminal equipment	(*)	21,549	(17,272)	4,277	3,450
Other assets	5 to 20	30,416	(17,255)	13,161	13,501
Construction work in progress	-	35,133	-	35,133	20,661
Total		643,570	(387,964)	255,606	236,884

		Consolidated
	Annual	09/30/04			06/30/04
	depreciation rate - %	Cost	Accumulated depreciation	Net	Net

Transmission equipment	14.29	922,657	(567,184)	355,473	340,833
Switching equipment	10	314,110	(122,154)	191,956	162,273
Infrastructure	5 to 10	183,574	(81,564)	102,010	101,365
Land	-	7,848	-	7,848	7,898
Software use rights	20	158,029	(74,866)	83,163	73,212
Buildings	4	30,484	(8,950)	21,534	20,526
Terminal equipment	(*)	49,333	(32,573)	16,760	12,349
Concession license	7.23	60,550	(20,791)	39,759	40,853
Other assets	5 to 20	73,803	(35,475)	38,328	36,764
Construction work in progress	-	172,432	-	172,432	146,651
Total		1,972.820	(943,557)	1,029.263	942,724

(*) As of March 2004, useful lifetime of terminals was reduced from 24 to 18 months, aiming at better adequacy of operations with reality. Such change resulted in an increase of the depreciation expense recorded up to the third quarter of 2004, in the amount of R$2,117.

12.  DEFERRED CHARGES

	Consolidated
	Annual amortization rate - %	09/30/04	06/30/04
Pre-operating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
Other	20	154	-
		44,846	44,692
Accumulated amortization:
Pre-operating		(21,190)	(20,052)
Total		23,656	24,640

13.  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Suppliers	49,312	58,820	214,525	282,196
Interconnection	5,407	3,737	24,458	21,453
Amounts to be transferred - SMP (*)	9,333	12,394	49,562	57,744
Other	2,723	2,304	6,432	7,311
Total	66,775	77,255	294,977	368,704

(*) Refers to long-distance services to be passed on to the operators due to the migration to the SMP (Note 1).

14.  TAXES PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Value-added on sales and services (ICMS)	14,049	13,967	59,217	68,242
Income and social contribution taxes	-	188	7,170	12,669
Taxes on revenue (PIS and COFINS)	2,709	3,262	11,485	14,163
FISTEL	235	581	3,212	3,538
FUST and FUNTTEL	269	196	1,263	1,146
Other taxes and contributions	769	637	2,918	2,367
Total	18,031	18,831	85,265	102,125

15.  LOANS AND FINANCING

a)  Composition of debt

			Maturity	Company		Consolidated
Description	Currency	Rates	date	09/30/04	06/30/04	09/30/04	06/30/04

BNDES	R$	TJLP + interest of 3.5% to 4% p.a.	01/15/06 to 01/15/08	7,999	9,250	137,669	149,141

Export Development Canada - EDC	US$	LIBOR 6m + interest of 3.9% to 5% p.a.	11/22/05 to 12/14/06	46,657	50,719	100,511	109,263

Teleproduzir (*)	R$	Interest of 0.2% p.m.	09/30/12	-	-	15,159	14,092

Resolution No. 2,770	US$	US$ + average interest of 7.41% p.a.	11/29/04	103	112	881	959

BNDES	UMBNDES	Variation UMBNDES + 3.5% p.a.	01/15/08	-	-	12,895	15,129

Other	R$	Column 27 FGV	10/31/08	-	-	1,623	1,793

Interest				1,109	368	2,875	1,331
Total				55,868	60,449	271,613	291,708

Current				27,803	28,875	106,989	109,597
Long term				28,065	31,574	164,624	182,111

(*) Long-term portion related to the benefit under the "Programa Teleproduzir" refers to an agreement made with the Goiás State Government regarding payment of ICMS (state VAT). Such agreement establishes that the benefit on accrued ICMS will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, expected to occur in October 2004.

b)  Payment schedule

The long-term portions mature as follows:

Year	Company	Consolidated

2005 (4 th quarter)	14,699	38,289
2006	13,366	72,634
2007	-	39,966
2008	-	5,614
2009	-	2,166
2010	-	2,166
2011	-	2,166
2012	-	1,623
Total	28,065	164,624

c) Restrictive covenants

The Company and its subsidiaries have loans and financing from National Bank for Economic and Social Development ("BNDES") and Export Development Canada - EDC, whose consolidated principal balances, at September 30, 2004, are of R$150,564 and R$100,511 (R$164,270 and R$109,263 at June 30, 2004), respectively. As of that date, the Company and its subsidiaries were in compliance with the various financial ratios reflected in the contracts.

d) Guarantees

Banks	Guarantees

BNDES TCO operators	In the event of default, 15% of receivables and CDBs equivalents to the amount of the next installment payable are pledged.
BNDES NBT	In the event of default, 100% of receivables and CDBs equivalents to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.
EDC	TCO's and other subsidiaries' guarantees.
Other loans and financing	TCO's guarantee.

e)  Hedges - Consolidated

As of September 30, 2004, the Company and its subsidiaries had outstanding current swaps contracts in the total notional amount of US$40,895 thousand (US$40,861 thousand on June 30, 2004), which covers its total liabilities in foreign currency. Until that date, the Company and its subsidiaries had recorded a temporary net loss of R$17,075 (net loss of R$4,555 on June 30, 2004) represented by R$17,075 in liabilities (R$853 in assets and R$5,408 in liabilities on June 30, 2004), of which R$9,726 (R$3,428 on June 30, 2004) is recorded as current and R$7,349 (R$1,980 at June 30, 2004) is recorded as long term.

16.  DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Interest on Company's capital	120,626	120,491	125,208	125,082
Dividends	5,468	5,468	7,321	7,321
Total	126,094	125,959	132,529	132,403

17.  OTHER LIABILITIES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Services to be provided - pre-charge	2,031	2,096	15,638	13,919
Reserve for customer loyalty program	765	585	1,621	1,499
Liabilities with clients	1	1	155	66
Other liabilities with related parties	6,409	4,967	6,275	4,967
Other	548	548	548	548
Total	9,754	8,197	24,237	20,999

Current	9,206	7,649	23,689	20,451
Long term	548	548	548	548

The Company and its subsidiaries have a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, for instance). Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when customers redeem points.

18.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Telebrás	109,293	104,334	109,293	104,334
Labor	45	264	1,491	1,242
Civil	1,278	929	6,869	4,628
Tax	9,589	9,525	13,071	9,784
Total	120,205	115,052	130,724	119,988

Current	800	345	4,684	2,434
Long term	119,405	114,707	126,040	117,554

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Beginning balance at January 1	105,166	94,639	109,373	99,104
Reserve set-up, net of reversals	1,315	628	11,009	962
Monetary restatement	14,361	9,765	14,361	9,765
Payments, net of reclassifications	(637)	(2,438)	(4,019)	(5,463)
Balance at September 30	120,205	102,594	130,724	104,368

18.1. Telebrás

Correspond to the original loans with Telecomunicações Brasileiras S.A. - TELEBRÁS, which, according to Attachment II of the Spin-off Report of February 28, 1998, approved in the General Meeting of May 1998 and according to Company's management, should be attributed to the respective holding company of Telegoiás and Telebrasília Celular S.A.

Company's management understood there have been errors in allocation of such loans upon spin-off, suspended payment flow upon control change, which uses the IGP-M plus 6% interest per annum.

In June 1999, the Company filed into court challenging statement that it holds the assets corresponding to these liabilities - loans and financing, as well as related items of these assets, and furthermore compensation of installments collected.

In November 1999, Company's management decided upon transfer to the holding, of the liability deriving from the loan originally due to TELEBRÁS, absorbed in the spin-off process.

On August 1, 2001, court decided the claims filed by the Company as unfounded, nonetheless, on October 8, 2001, Company filed an appeal, which is still pending decision.

According to Company legal counsel, such contingencies are evaluated regarding loss chances, as probable. The unreserved difference between original rates of the contracts and those currently used, at September 30, 2004, is estimated at R$18,557 (R$33,447 at June 30, 2004).

18.2. Tax

18.2.1. Probable loss

Variations in the third quarter are basically due to debt collection tax assessments (NSLD), issued by INSS. Evolutions in tax contingency reserves correspond to monthly changes of demands since the end of the last fiscal year.

18.2.2. Possible loss

During the third quarter no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "possible". There have been no material changes in these cases since the end of the last fiscal year.

18.3. Civil and labor

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

Lawsuits classified as possible loss involve the amounts of R$10,432 (R$7,751 at June 30, 2004) for civil and R$2,281 (R$1,381 at June 30, 2004) for labor.

19.  LEASES (CONSOLIDATED)

The Company and its subsidiaries have commercial lease agreements. Expenses recorded up to September 2004 were R$2,967 (R$3,114 for the same period in 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at September 30, 2004, is R$1,200 (R$2,201 as of June 30, 2004). This balance will be paid in monthly, bimonthly and quarterly installments, according to the contracts, until June 2005.

20.  SHAREHOLDER'S EQUITY

a) Capital

On March 30, 2004, the Company increased its capital by R$175,338, without issuance of new shares, through capitalization of part of the income reserve exceeding capital as of March 31, 2004 and by R$19,078, with issuance of 2,247,062 thousand common shares, through capitalization of the tax benefit realized in 2001, 2002 and 2003.

On June 30, 2004, the Company increased its capital in R$28,554 and reduced it by R$100 due to corporate restructuring, therefore, its capital increased from R$764,511 to R$792,966, represented by shares without par value, as follows:

	Thousands of shares
	09/30/04	06/30/04

Common shares	129,458,667	129,458,667
(-) Common shares in treasury	(5,784,963)	(5,791,394)
(-) Preferred shares in treasury	(2,087)	-
Preferred shares	257,206,308	257,206,308
Total	380,877,925	380,873,581

b) Treasury shares

At September 30, treasury shares amounted to 5,787,050 thousand shares, of which 5,784,963 thousand are common shares and 2,087 thousand are preferred shares (5,791,394 thousand common shares at June 30, 2004).

c) Special goodwill reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d) Income reserve

i) Legal reserve

Legal reserve is calculated at 5% of annual net income up to a limit of 20% of capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intend to ensure the integrity of capital and can only be used to offset losses or to increase capital. This reserve is recognized at yearend.

ii) Special reserve for expansion

The capital budget elaborated by management is used as a base for the special expansion and modernization reserve, evidencing the need of resources for investment projects in future periods, and it is set-up with the remaining net profit balance, adjusted, after distributions required by law and the value of prescribed dividends.

e) Dividends and interest on capital

Preferred shares do not have voting rights; except in the circumstances foreseen in article 12 of the bylaws, they have priority in the redemption of capital, without premium, and participation rights of dividends to distribute, corresponding to at least 25% of net profit for the period, calculated in accordance with article 202 of the joint stock company law, with priority on minimum noncumulative dividends, equivalent to the greater of the following:

a)  6% per year, on the amount resulting from division of subscribed capital by the total number of Company shares, or

b)  3% per year, on the amount resulting from division of the shareholders' equity by the total number of Company shares, as well as participation rights in profits distributed in the same conditions as common shares, after the latter are ensured dividends equal or above the minimum established by preferred shares.

21.  NET OPERATING REVENUE

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Monthly subscription charges	37,361	36,709	117,505	108,527
Usage charges	217,766	199,712	978,569	803,773
Roaming charges	-	4,542	-	12,109
Additional call charges	6,612	6,303	25,051	18,585
Interconnection	151,527	143,718	643,016	578,962
Data revenue	6,155	6,515	24,583	20,428
Internet	-	-	186	619
Other services	2,382	586	10,287	3,062
Gross revenue from services	421,803	398,085	1,799,197	1,546,065

Value-added tax on sales and services (ICMS)	(62,152)	(56,927)	(286,968)	(240,494)
PIS and COFINS	(14,758)	(13,674)	(62,226)	(52,567)
ISS (service tax)	(100)	-	(529)	-
Discounts granted	(12,956)	(5,412)	(74,969)	(30,523)
Operating revenue net of services	331,837	322,072	1,374,505	1,222,481

Gross service revenue	70,366	49,618	330,508	240,678

Value-added tax on sales and services (ICMS)	(11,615)	(8,511)	(56,560)	(37,901)
PIS and COFINS	(6,423)	(2,194)	(32,479)	(11,133)
Discounts granted	(1)	(375)	(89)	(666)
Sales returns	(3,572)	(2,057)	(14,342)	(7,072)
Net operating revenues from handsets and accessories	48,755	36,481	227,038	183,906
Total net operating revenues	380,592	358,553	1,601,543	1,406,387

22.  COST OF SERVICES PROVIDED AND GOODS SOLD

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Personnel	(4,853)	(5,889)	(15,937)	(13,752)
Material	(696)	(2,057)	(3,110)	(8,473)
Outside services	(6,977)	(7,165)	(27,350)	(32,825)
Connections	(2,554)	(5,433)	(18,882)	(27,967)
Rental, insurance and condominium fees	(4,465)	(1,984)	(12,742)	(9,658)
Interconnection	(7,452)	(32,027)	(59,119)	(125,214)
FISTEL and other taxes	(1,161)	(10,964)	(7,190)	(51,570)
Depreciation and amortization	(35,213)	(37,760)	(114,888)	(122,697)
Cost of goods sold	(84,143)	(57,278)	(360,022)	(245,592)
Other	(763)	(149)	(6,619)	(154)
Total	(148,277)	(160,706)	(625,859)	(637,902)

23.  SELLING EXPENSES

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Personnel	(15,339)	(4,987)	(49,534)	(22,548)
Material	(1,451)	(350)	(5,962)	(2,802)
Outside services	(60,424)	(25,559)	(205,536)	(128,656)
Rental, insurance and condominium fees	(2,135)	(1,742)	(6,238)	(5,114)
Taxes and contributions	(135)	(53)	(462)	(159)
Depreciation and amortization	(3,416)	(1,483)	(14,302)	(5,813)
Allowance for doubtful accounts	(11,564)	(8,407)	(49,164)	(38,346)
Other	(54)	(790)	(67)	(2,795)
Total	(94,518)	(43,371)	(331,265)	(206,233)

24.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Personnel	(19,042)	(30,951)	(38,554)	(42,383)
Material	(1,108)	(1,172)	(2,390)	(2,671)
Outside services	(15,711)	(29,324)	(40,290)	(59,592)
Consulting - technology and management (management fee)	-	(1,551)	-	(4,819)
Rental, insurance and condominium fees	(1,756)	(3,899)	(6,234)	(5,799)
Taxes and contributions	(277)	(1,627)	(1,679)	(2,135)
Depreciation and amortization	(7,910)	(10,183)	(21,468)	(21,617)
Other	(1)	(121)	(2)	(335)
Total	(45,805)	(78,828)	(110,617)	(139,351)

25.  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Revenues:
Fines	5,720	3,756	21,778	16,421
Recovered expenses	525	178	1,100	493
Reversal of reserves	7	2,675	2,659	5,573
Corporate services	30,084	31,084	-	-
Other	6,818	586	13,169	3,286
Total	43,154	38,279	38,706	25,773

Expenses:
Reserve for contingencies	(1,315)	(628)	(11,009)	(962)
Telegoiás and NBT goodwill amortization	(1,171)	(1,171)	(1,171)	(1,171)
FUST	(1,737)	(1,758)	(7,060)	(6,455)
FUNTTEL	(846)	(879)	(3,508)	(3,227)
ICMS on other expenses	(589)	(3,312)	(686)	(7,290)
PIS and COFINS on other income	(2,823)	(1,804)	(5,051)	(2,770)
Other federal, state and municipal taxes	(1,615)	(222)	(1,938)	(1,094)
Donations and sponsors	(1,191)	(1,314)	(5,929)	(5,434)
Other	(1,042)	(261)	(1,816)	(373)
Total	(12,329)	(11,349)	(38,168)	(28,776)

Net total	30,825	26,930	538	(3,003)

26  FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income:
Income from financial transactions	18,136	44,264	126,872	179,613
Monetary/Exchange variations in assets	31	56,098	127	71,794
PIS and COFINS on income from financial transactions	(2,554)	(4,565)	(11,972)	(11,906)
Total	15,613	95,797	115,027	239,501

Expenses:
Expenses from financial transactions	(7,134)	(29,390)	(34,916)	(62,799)
Monetary/Exchange variations in liabilities	(15,217)	920	(22,473)	2,541
Derivative operations, net	(2,953)	(65,631)	(6,794)	(84,704)
Total	(25,304)	(94,101)	(64,183)	(144,962)

Financial (expenses) income, net	(9,691)	1,696	50,844	94,539

27.  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Subsidiary TCO IP presented tax losses; nonetheless, tax credits were not recognized due to no taxable income is expected. The deferred taxes are provided on temporary differences, as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income tax	(14,732)	(30,756)	(116,050)	(142,227)
Social contribution	(5,326)	(11,191)	(41,928)	(51,550)
Deferred income tax	(10,852)	3,785	(32,170)	10,622
Deferred social contribution	(4,617)	1,364	(12,291)	3,824
Total	(35,527)	(36,798)	(202,439)	(179,331)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income before taxes	412,987	363,098	583,110	511,627
Tax contribution at the combined statutory rate	(140,415)	(123,453)	(198,257)	(173,953)

Permanent additions:
Nondeductible expenses	(1,221)	(1,334)	(3,053)	(4,060)
Other additions	(803)	(624)	(1,013)	(793)

Permanent exclusions:
Reserve for maintenance of integrity of shareholders' equity	4,776	-	-	-
Equity in earnings	101,896	88,183	-	-
Other exclusions	240	430	(116)	(525)
Tax expense as reported in the financial statements	(35,527)	(36,798)	(202,439)	(179,331)

28.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries provide mobile telephone services in the states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre , Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, in accordance with the terms of concessions granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through its own sales networks, thus fostering its essential activities.

The major risk credit to which the Company and its subsidiaries are exposed include the following:

•  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (LIBOR).

•  Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

The Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The Company and its subsidiaries hold 82% (75% at September 30, 2003) of customer bases in the prepaid mode services that require preloading thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module ERP system for consistent transactions.

The Company is also subject to credit risk from financial transactions and amount receivable from swap operations. The Company diversifies such exposure at among prime financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to TJLP variation risk, due to loans obtained at BNDES. At September 30, 2004, the balance of these operations amounted to R$137,669 (R$149,141 at June 30, 2004).

The Company is exposed to local interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions. Nonetheless, the balance of financial transactions, also associated with the cost of CDI rates, neutralizes such effect.

The Company and its subsidiaries do not have derivative operations for coverage of these risks.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of September 30, 2004, these operations amounted to US$35,161 thousand (US$35,161 thousand at June 30, 2004).

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap.

The Company's net exposure to currency risk as of September 30, 2004 is shown in the table below:

US$ thousand

Loans and financing - US$	(35,469)
Loans and financing - UMBNDES (*)	(4,511)
Hedge instruments	40,895
Net exposure	915

(*) UMBNDES is a currency established by BNDES, comprised of a foreign currency pool, the principal currency being the US dollar, reason for which the Company and its subsidiaries consider the US dollar for analysis of the risk coverage related to currency variations.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

		Market	Unrealized
	Book value	value	gains (losses)

Loans and financing	(271,613)	(267,785)	3,828
Derivate instruments	(17,075)	(12,159)	4,916
Total	(288,688)	(279,944)	8,744

c) Market value of financial instruments

The market value of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market value of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value.

29.  POST-RETIREMENT BENEFIT PLANS

Subsidiaries, together with other companies from the former Telebrás System, and their successors sponsor private pension plans and health care plan for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)    PBS-A - is a multiemployer defined benefit plan provided to retired participants, which were in such position on January 31, 2000.

b)    PBS-TCO - defined benefits plan individually sponsored by the Company.

c)    PAMA - multiemployer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil . Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO plan and 1.5% for the PAMA plan. For the nine-month period ended September 30, 2004 contributions amounted to R$3 (R$3 in 2003).

d)    TCOPREV - defined contribution individual plan - TCOPREV benefits plan, instituted by SISTEL in August 2000.

Company contributions to the TCOPREV plan are equivalent to those of participants, varying to 8% of the contribution salary, according to the percentage selected by the participant. On the nine-month period ended September 30, 2004, subsidiaries recorded contributions to the plans in the amount of R$5,453 (R$3,008 in 2003).

Until the third quarter of 2004, the Company and its subsidiaries proportionally recognized the estimated actuarial cost for 2004, charging R$2,810 at September 30, 2004.

30.  CORPORATE RESTRUCTURING

On May 13, 2004 Company's management approved corporate restructuring to transfer to the Company and its subsidiaries the goodwill paid by TCP upon shareholding acquisition at TCO, in the amount of R$1,503,121 at May 31, 2004.

A reserve was established for maintenance of shareholders' equity of the incorporating company prior to the goodwill being merged by the Company, in the amount of R$992,060. Thus, net assets merged by the Company amount to R$511,061, of which, in essence, represents tax benefits from deductibility of such goodwill upon being merged by the Company and its subsidiaries.

The merged net assets have an amortization period of five years and set off a special goodwill reserve to be transferred to capital in favor of the Company upon the effective realization of the tax benefit, with remaining shareholders being ensured participation in these capital increases, event in which accrued amounts will be paid to TCP.

On June 30, 2004 transfer of part of the net assets to the subsidiaries was approved, based on reports from independent specialists, as follows:

		Merged
Company	Goodwill	reserve	Net value

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Addition spin-off	842,789	(556,241)	286,548
Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

The subsidiary minority shareholders' merger proposal was approved, which received Company shares in the proportion established by market study performed by independents specialists. The share transfer in subsidiaries resulted in a capital increase in the amount of R$28,554.

The accounting records maintained for corporate and tax purposes include the Companies' specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit, balances, as of September 30, 2004 are as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Balance sheet:
Merged goodwill	620,985	658,677	1,419.047	1,510.337
Merged reserve	(409,851)	(434,727)	(936,660)	(996,823)
Net balance of merged tax credit (*)	211,134	223,950	482,387	513,514

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Statement of income:
Goodwill amortization	(58,050)	(14,027)	(148,877)	(48,404)
Reversal of reserve	38,313	9,258	98,259	31,947
Tax credit	19,737	4,769	50,618	16,457
Effect	-	-	-	-

(*) Includes R$5,486 (R$10,972 at June 30, 2004) regarding goodwill previously transferred to the Company.

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount R$482,387, at September 30, 2004 (R$513,514 at June 30, 2004), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as deferred taxes (see Note 7).

The merged tax credit is capitalized as of its effective payment.

31.  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)    Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. As of July 2003, customers selected long-distance operators.

b)    Corporate services - passed on to subsidiaries at the cost effectively incurred for these services.

c)    Amounts due to related parties refer to loan operations between the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06.30.04

Assets:
Trade accounts receivable	8,738	7,874	6,586	11,821
Related-party credits	216	512	351	685
Loans and financing	24,061	36,737	-	-

Liabilities:
Suppliers	176	1,401	21,870	36,358
Related-party liabilities	6,409	4,967	6,275	4,967

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Statement of income:
Revenue from telecommunication services	-	11,658	-	25,961
Cost of services provided	(15,819)	(4,075)	(5,165)	(3,289)
Selling expenses	(1,862)	(559)	(8,591)	(2,434)
General and administrative expenses	(6,903)	(4,879)	(17,135)	(7,564)
Financial income, net	(2,047)	(1,441)	-	-
Other operating income, net	(32,155)	31,084	-	-

32.  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor the risks inherent in their activities. Accordingly, as of September 30, 2004 the Company had insurance to cover operating risks, civil liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	R$857,580
General civil liability	R$5,822
Automobile (corporate fleet)	Fipe chart and R$200 for DC/DM
Automobile (operating fleet)	R$200 for DC/DM

33.  AMERICAN DEPOSITARY RECEIPTS (ADR s ) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•  Type of shares: preferred.

•  Each ADR represents 3,000 preferred shares.

•  Shares are traded as ADRs, under the code "TRO", on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

34.  SUBSEQUENT EVENTS

On October 8, 2004 the Voluntary Public Share Offer ("OPA") was concluded for acquisition of the Company preferred shares by its subsidiary, TCP. The amount of preferred stocks offered at the OPA exceeded the maximum amount to be purchased by TCP (84,252,534,000). Considering this fact, each shareholder participating in the OPA held 0.5547 preferred shares issued by the Company and purchased by TCP. Following the OPA, TCP held a total of 32.76% of TCO preferred shares, representing an increase from 28.86% to 50.65% share of TCP in the Company's total capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.